May 17, 2016

Via E-mail and EDGAR

Mr. John Spitz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:    OneMain Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36129

Dear Mr. Spitz:

We are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 4, 2016 (the “Comment Letter”) regarding the Annual Report on Form 10-K of OneMain Holdings, Inc. (“OMH” or, collectively with its subsidiaries, the “Company,” “we,” or “our”) for the fiscal year ended December 31, 2015 (“2015 Form 10-K”). We would like to thank the Staff for its review of OMH's 2015 Form 10-K, and we look forward to working with the Staff to appropriately address the comments included in the Comment Letter.

To facilitate your review, we have repeated the Staff's comments in bold typeface, with each comment followed by the Company's response.

Form 10-K filed February 29, 2016

Item 7. Management’ s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, page 42

1. We note disclosure on page 43 that during 2015 you recorded two months of net charge-offs and allowance requirements on OneMain personal loans totaling $393 million. You also disclose that since these loans were acquired at a premium, an allowance was recorded to reflect the losses inherent in the portfolio over the loss emergence period. Lastly, we note disclosure in Form 8-K filed on March 17, 2016 of the establishment of loan loss reserves on approximately $7.3 billion of receivables at closing in accordance with ASC 450-20.

•
Please tell us all the facts and circumstances regarding your fair value measurement of these loans at the acquisition date including how estimated credit risk was incorporated in the measurement in accordance with the guidance in ASC 805-20-30-4.

•
Please tell us all the facts and circumstances related to your recognition of the allowance for loan loss related to these loans. Please cite any guidance you considered and specifically tell us how the purchase of these loans at a premium impacts your determination.

OMH Response:

We recorded $8.8 billion in fair value of personal loans as of October 31, 2015 related to our aquisition of OneMain Financial Holdings, LLC. We contracted with a third party to supplement management’s expertise with respect to the development of models used to value the personal loans acquired. All loans with evidence of credit quality deterioration since origination were classified as purchased credit impaired in accordance with ASC 310-30. All other acquired loans were classified as non-purchased credit impaired, totaling $8.1 billion in fair value (inclusive of a purchase premium of $0.7 billion and accrued interest of $0.1 billion).

Fair value of the acquired personal loans was calculated using a discounted cash flow model. To incorporate estimated credit risk, the model utilized historical probability of default, loss given default, and conditional prepayment rates. The expected cash flows were discounted using an appropriate market derived discount rate.

ASC 805-20-30-4 states that “the acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure." Therefore, as of October 31, 2015, no allowance for finance receivable losses (allowance) was recognized.

As of December 31, 2015, we recorded an allowance of approximately $365 million on non-purchased credit impaired loans. The allowance recorded subsequent to the acquisition date provides a reserve for incurred losses and a mechanism to record their subsequent charge-offs. An additional $28 million of provision for finance receivable losses (provision) was recorded on purchased credit impaired personal loans, which resulted in a total of $393 million of provision expense. The recorded allowance for non-purchased credit impaired loans was calculated using our standard methodology for finance receivables under ASC 450-20 and 310-40. This allowance was measured against both the principal amount of the non-purchased credit impaired personal loans and the related premium.

Core Consumer Operations, page 52

2. We note disclosure that in December of 2015 you recorded $62 million of additional charge- offs related to the alignment in charge-off policy for personal loans in connection with the OneMain integration. Please tell us all the facts and circumstances related to this charge including how you assessed whether these loans should have been charged-off as of the acquisition date as opposed to subsequent to the acquisition date. Please cite any accounting guidance you considered.

OMH Response:

Historically, our policy has been to charge off personal loans that are beyond 180 days past due. Prior to the acquisition, OneMain Financial Holdings, LLC (OneMain) policy permitted accounts to age beyond 180 days past due if a payment had been receive within the prior six months. In December of 2015, we were able to operationalize the charge-off policy alignment between the two entities and as a result, OneMain accounts that had aged beyond 180 days past due were charged-off. Under our Segment Accounting Basis discussed in further detail in Note 23 of our Form 10-K filed February 29, 2016, the $62 million of additional charge-offs recorded in December of 2015 were reserved for as of the acquisition date in accordance with ASC 450-20. As such, there was no impact to the income statement when these loans were charged off.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 78

3. Please revise future filings to disclose the following information for receivables not accounted for in accordance with ASC 310-30:

•	the fair value,

•	the gross contractual amounts receivable, and

•	the best estimate at the acquisition date of the contractual cash flows not expected to be collected.

Refer to ASC 805-20-50-1.b for additional information. Please provide us your proposed disclosure.

OMH Response:

We note the Staff’s comment and will revise our future filings accordingly.

In response to the Staff’s comment, we included the following disclosure in Note 2 to our Condensed Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed with the Commission on May 6, 2016:

Note 2. Significant Transactions

ONEMAIN ACQUISITION

Of the adjusted $8.8 billion of acquired personal loans included in the table above, $8.1 billion relates to personal loans determined not to be credit impaired at acquisition. Contractually required principal and interest of these non-credit impaired personal loans was $11.6 billion at the date of acquisition, of which $2.2 billion is not expected to be collected.

We acknowledge that (i) OMH is responsible for the adequacy and accuracy of the disclosure in OMH’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) OMH may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott T. Parker

Scott. T. Parker
Executive Vice President and Chief Financial Officer
OneMain Holdings, Inc.

cc: Jay N. Levine, President and Chief Executive Officer